Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three Months Ended March 31, 2018 and 2017
($ in thousands, except per share data)

	Three Months Ended March 31,
	2018	2017
Basic:

Net income	$20,155	$15,318
Weighted average number of common shares during the period (in thousands)	41,497	41,135

Net income per share – basic	$0.49	$0.37

Diluted:

Net income	$20,155	$15,318
Weighted average number of common shares during the period	41,497	41,135
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	115	195
Common stock units related to deferred compensation for employees	25	29
Restricted common stock units related to incentive compensation	16	(17)
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,653	41,342

Net income per share – diluted	$0.48	$0.37